UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________________________ to _________________________

Commission file number 000-51372

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Omega Flex, Inc. 401(k) Profit Sharing Plan.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Omega Flex, Inc.

451 Creamery Way

Exton, Pennsylvania 19341-2504

This Annual Report, including exhibits, contains 22 pages, numbered sequentially, including this cover page.

Omega Flex, Inc. 401(k) Profit Sharing Plan

Financial Statements

As of and for the Years Ended

December 31, 2024 and 2023

And

Supplemental Schedule

As of December 31, 2024

Omega Flex, Inc.

401(k) Profit Sharing Plan

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Plan Participants

of the Omega Flex, Inc. 401(k) Profit Sharing Plan:

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the Omega Flex, Inc. 401(k) Profit Sharing Plan (the Plan) as of December 31, 2024, and the related statement of changes in net assets available for benefits for the year then ended, and the related notes and supplemental schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Omega Flex, Inc. 401(k) Profit Sharing Plan as of December 31, 2024, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

(Continued)

Report of Independent Registered Public Accounting Firm

(Continued)

Supplemental Information

The supplemental information contained in Schedule H, Line 4i – Schedule of Assets (Held at End of Year) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Bonadio & Co. LLP

We have served as the Plan’s auditor since 2025.

Bonadio & Co., LLP

June 26, 2025

Amherst, New York

Report of Independent Registered Public Accounting Firm

To Plan Administrator, and Plan Participants of

Omega Flex, Inc. 401(k) Profit Sharing Plan

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of Omega Flex, Inc. 401(k) Profit Sharing Plan (the Plan) as of December 31, 2023, the related statement of changes in net assets available for benefits for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ RSM US LLP

We served as the Plan’s auditor from 2010 to 2024.

Blue Bell, Pennsylvania

June 27, 2024

Omega Flex, Inc. 401(k) Profit Sharing Plan

Statements of Net Assets Available for Benefits

As of December 31, 2024 and 2023

	2024	2023
Assets:
Investments, at fair value:
Registered investment companies	$27,978,154	$26,011,963
Collective investment fund	226,434	504,158
Omega Flex, Inc. stock	298,029	470,302
Total investments, at fair value	28,502,617	26,986,423

Receivables:
Accrued income	2,434	2,224
Company matching contributions	30,773	43,958
Company profit sharing contributions	472,975	474,226
Notes receivable from participants	428,226	366,793
Total receivables	934,408	887,201

Total assets	29,437,025	27,873,624

Liabilities:
Excess contributions payable	22,333	721

Total liabilities	22,333	721

Net assets available for benefits	$29,414,692	$27,872,903

The accompanying notes are an integral part of these financial statements.

Omega Flex, Inc. 401(k) Profit Sharing Plan

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2024 and 2023

	2024	2023
Additions:
Investment income:
Net appreciation in fair value of investments	$1,916,810	$3,101,041
Interest and dividend income	1,284,439	659,548
Total investment income	3,201,249	3,760,589

Interest income on notes receivable from participants	30,599	21,926

Contributions:
Company contributions, net of forfeitures	846,851	848,577
Participant contributions	1,104,500	1,115,379
Rollover contributions	-	810,148
Total contributions	1,951,351	2,774,104

Total additions	5,183,199	6,556,619

Deductions:
Benefits paid directly to participants	3,592,394	2,691,685
Administrative expenses	49,016	40,374

Total deductions	3,641,410	2,732,059

Net increase in net assets available for benefits	1,541,789	3,824,560

Net assets available for benefits
Beginning of year	27,872,903	24,048,343
End of year	$29,414,692	$27,872,903

The accompanying notes are an integral part of these financial statements.

Omega Flex, Inc. 401(k) Profit Sharing Plan

Notes to the Financial Statements

As of and For the Years Ended December 31, 2024 and 2023

1.	Plan Description

(a) Organization

The Omega Flex, Inc. 401(k) Profit Sharing Plan (the “Plan”) is a defined contribution plan and was established effective January 1, 2005 for the benefit of employees of Omega Flex, Inc. (“Omega Flex” or “the Company”) and employees of its participating subsidiaries. The Plan was amended and restated effective October 8, 2021.

Under the terms of a trust agreement the Plan assets are held by Empower Trust Company, LLC (see Note 5). The Plan Administrator, as defined in the Plan document, has full authority to control and manage the operation and administration of the Plan.

The following description of the Plan provides only general information. Participants in the Plan should refer to the Plan document for a more complete description of the Plan’s provisions.

Substantially all employees of the Company and its domestic subsidiaries are eligible to participate, subject to the terms of the Plan document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the Internal Revenue Code (the “IRC” or the “Code”).

(b) Participants’ Contributions – 401(k) Account

Participating employees may contribute to the Plan after the first of the month following the beginning of their employment with the Company. Participants are subject to automatic enrollment if no contrary election is made. The automatic deferral percentage is 3% of eligible compensation, increasing by 1% annually on the first day of the Plan year up to a maximum of 6%, unless otherwise elected by the participant. Contributions are made through payroll deductions which may range from 1% to 50% (subject to Code limitations) of such participant’s earnings, as defined, on a before-tax basis. On December 31, 2023, the Plan was amended to provide employee contributions the option to be designated as Roth contributions commencing in January 2024 (see Note 9).

Participants who are at least age 50 or older during a Plan year may make an additional “catch-up contribution” up to a specified dollar amount on a before-tax basis (subject to Code limitations).

The Plan accepts eligible rollover contributions from participants. If a participant has been a participant in another qualified plan, such participants may transfer his or her eligible account balance into the Plan.

(c) Company Contributions – 401(k) Account

To be eligible for a Company matching contribution, a participant must have completed one year of service.

The employer match formula is 50% of elective deferrals up to a maximum of 6% of eligible compensation per Plan year.

(d) Company Contributions – Profit Sharing Account

On an annual basis, the Company determines whether to make a discretionary profit sharing contribution to each eligible participant’s account (eligible participant is an employee that has completed one year of service), and determines the amount of such contribution. To receive the profit sharing contribution for a given year, a participant must work at least 1,000 hours of service, as defined, during the Plan year. Participants must be employed by the Company on the last day of the year to be eligible for the profit sharing contribution.

Omega Flex, Inc. 401(k) Profit Sharing Plan

Notes to the Financial Statements

As of and For the Years Ended December 31, 2024 and 2023

Plan Description (continued)

For the years ended December 31, 2024 and 2023, the Company made a profit sharing contribution of 3% of each eligible participant’s compensation, to a maximum of $345,000 and $330,000 for 2024 and 2023, respectively. For those participants who had compensation above the Social Security Wage Base, as defined ($168,600 for 2024 and $160,200 for 2023), an additional contribution of 3% of compensation was also made on compensation in excess of the Social Security Wage Base (i.e. for 2024, a 6% contribution on compensation between $168,600 and $345,000, and for 2023, a 6% contribution on compensation between $160,200 and $330,000). Profit sharing contributions totaled $472,975 for the year ended December 31, 2024 and $474,226 for the year ended December 31, 2023.

For purposes of participant contributions and Company contributions, compensation is defined by the Plan document.

(e) Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contributions, Plan earnings (losses) and charged with an allocation of administrative expenses. Allocations are based on participant compensation or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(f) Vesting

Participant contributions and rollover contributions, and earnings or losses thereon are fully vested at all times. Company contributions and earnings or losses thereon are vested as follows:

Number of Years of Credited Service	Vesting Percentage
Less than 1 year	0%
1 year	0%
2 years	20%
3 years	40%
4 years	60%
5 years	80%
6 or more years	100%

A participant becomes 100 percent vested upon death, disability or retirement.

(g) In-Service and Hardship Withdrawals

While a participant is employed with the Company, a participant may make withdrawals in cash of amounts applicable to participant and employer contributions and gains or losses thereon, subject to certain restrictions. A participant can take hardship withdrawals (for certain medical expenses, purchase of a principal residence, tuition payment for post-secondary education, payments to prevent eviction from a primary residence, expenses to repair a primary residence and expenses for disasters arising from federally declared disaster) as defined in the Plan document. Participant before-tax and Roth contributions and vested Company contributions can be withdrawn after attainment of age 59 1/2.

(h) Benefit Payments

A participant’s account balance under the Plan may be distributed upon retirement in one of three ways (as defined by the Plan document): lump-sum distribution, in monthly installments, or partial distributions as elected (subject to limits imposed by the IRC).

Omega Flex, Inc. 401(k) Profit Sharing Plan

Notes to the Financial Statements

As of and For the Years Ended December 31, 2024 and 2023

Plan Description (continued)

Upon death, disability or termination of employment, a participant (or the participant’s beneficiary) may elect to receive a lump-sum distribution equal to the participant’s vested account balance. If a participant terminates employment and the participant’s account balance does not exceed $7,000 ($5,000 prior to modification allowed by the SECURE 2.0 Act of 2022), the Plan administrator may authorize the benefit payment without the participant’s consent. In circumstances when a terminated participant has a vested account balance less than $1,000, the participant’s vested account balance shall be distributed in a lump sum. In circumstances when a terminated participant has a vested account balance greater than $1,000 but less than $7,000 ($5,000 prior to modification allowed by the SECURE 2.0 Act of 2022), if the participant does not elect to have such distribution paid directly to an eligible retirement plan specified by the participant in a direct rollover or to receive the distribution directly, then the Plan administrator will pay the distribution in a direct rollover to an individual retirement account designated by the Plan administrator.

(i) Notes Receivable from Participants

An eligible participant may generally borrow up to 50 percent of the value of his or her vested account balance, subject to a minimum of $1,000 and a maximum of $50,000 reduced by the excess of the participant’s highest outstanding participant loan balance during the 12 previous months over the newly initiated loan balance. Loans for the purchase of a “principal residence” must be repaid in one to twenty years, at the participant’s option. Loans for all other purposes must be repaid in one to five years, at the participant’s option. These loans are made at the prevailing market interest rates equal to prime rate plus one percent. For 2024 and 2023, the applicable loan rates ranged from 4.25% to 9.50%, respectively. No more than one loan from the Plan to a participant shall be permitted at any time. All principal and interest payments made by the participant are credited back to the participant’s account.

(j) Plan Expenses

The Company or the Plan currently pays administrative expenses of the Plan, with the exception of certain investment fees, withdrawal fees and loan origination fees. However, the Company has the right to charge future expenses to the Plan.

2.	Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

(b) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of additions and deductions during the reporting periods. These estimates include the fair values of investments. Actual results could materially differ from those estimates.

(c) Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Net appreciation or depreciation in fair value of investments consists of the realized gains or losses and the unrealized appreciation or depreciation of those investments.

Omega Flex, Inc. 401(k) Profit Sharing Plan

Notes to the Financial Statements

As of and For the Years Ended December 31, 2024 and 2023

Summary of Significant Accounting Policies (continued)

(d) Notes Receivable from Participants

Notes receivable from participants (participant loans for Form 5500 reporting purposes) are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document. No allowance for credit losses has been recorded as of December 31, 2024 and 2023.

(e) Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

(f) Contributions

Salary deferral contributions from Plan participants and the matching contributions from the Employer are recorded in the year in which the employee contributions are withheld from compensation. Employer profit sharing contributions are determined by the Company on an annual basis based on the formula describe in Note 1 to the financial statements and are recorded in the year in which the underlying compensation is earned.

(g) Payment of Benefits

Benefits are recorded when paid.

(h) Forfeitures

Forfeitures of terminating participants are used to reduce Company contributions or to pay Plan expenses. As of December 31, 2024 and 2023, there were $6,037 and $10,677, respectively, in forfeitures available to reduce Company contributions or to pay Plan expenses. For the year ended December 31, 2024, $15,018 was used to reduce the Company’s contributions and $0 was used to pay Plan expenses. For the year ended December 31, 2023, $47,244 was used to reduce the Company’s contributions and $0 was used to pay Plan expenses. In March 2025, $8,498 of forfeitures were used to reduce the Company’s 2024 matching contributions.

3.	Investments and Fair Value Measurements

The Plan applies FASB ASC 820, Fair Value Measurement (“ASC 820”). FASB ASC 820 provides a framework for measuring fair value and the disclosures about fair value measurements of assets and liabilities. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).

Omega Flex, Inc. 401(k) Profit Sharing Plan

Notes to the Financial Statements

As of and For the Years Ended December 31, 2024 and 2023

Investments and Fair Value Measurements (continued)

The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:	Inputs to the valuation methodology include:

	●	Quoted prices for similar assets or liabilities in active markets;
	●	Quoted prices for identical or similar assets or liabilities in inactive markets;
	●	Inputs other than quoted prices that are observable for the asset or liability;
	●	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in methodologies used as of December 31, 2024 and 2023.

Registered investment companies:	Valued at the daily closing price as reported by the fund. Registered investment companies (mutual funds and money market fund) held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. The mutual funds and money market fund held by the Plan are deemed to be actively traded.

Collective investment fund:	Valued at the net asset value (NAV) or equivalent based on units of the collective investment fund. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is generally based on the fair value of the underlying investments held by the collective investment fund less its liabilities. This practical expedient is not used when it is determined to be probable that the collective investment fund will sell the investment for an amount different than the reported NAV.

Omega Flex, Inc. stock:	Common stock is traded on a national exchange and is valued at the last reported sales price on the last business day of the Plan year.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2024 and 2023.

	Assets at Fair Value as of December 31, 2024
Description	Level 1	Level 2	Level 3	Total
Registered investment companies	$27,978,154	$-	$-	$27,978,154
Omega Flex, Inc. stock	298,029	-	-	298,029
	$28,276,183	$-	$-	28,276,183
Investments measured at NAV (a)				226,434
Investments at fair value				$28,502,617

Omega Flex, Inc. 401(k) Profit Sharing Plan

Notes to the Financial Statements

As of and For the Years Ended December 31, 2024 and 2023

Investments and Fair Value Measurements (continued)

	Assets at Fair Value as of December 31, 2023
Description	Level 1	Level 2	Level 3	Total
Registered investment companies	$26,011,963	$-	$-	$26,011,963
Omega Flex, Inc. stock	470,302	-	-	470,302
	$26,482,265	$-	$-	26,482,265
Investments measured at NAV (a)				504,158
Investments at fair value				$26,986,423

(a)	In accordance with Subtopic 820-10 as amended by ASU 2015-07, certain investments that were measured at NAV per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

The Company evaluates the significance of various inputs to assess the appropriate classification of the Plan’s investments within the fair value hierarchy. Changes in economic conditions or valuation techniques may require the transfer of investments from one fair value level to another. Transfers between levels are evaluated for their significance based upon the nature of the investments and size of the transfer relative to the net assets available for benefits. For the years ended December 31, 2024 and 2023, there were no transfers between levels within the fair value hierarchy.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth additional disclosures of the Plan’s investments whose fair value is estimated using NAV per share (or its equivalent) as of December 31, 2024:

Investment	Fair Value	Unfunded Commitment	Redemption Frequency	Redemption Notice Period
Collective investment fund	$226,434	$-	Daily	Daily

The following table sets forth additional disclosures of the Plan’s investments whose fair value is estimated using NAV per share (or its equivalent) as of December 31, 2023:

Investment	Fair Value	Unfunded Commitment	Redemption Frequency	Redemption Notice Period
Collective investment fund	$504,158	$-	Daily	Daily

The JP Morgan Stable Asset Income Fund (the “Stable Asset Fund”), a collective investment fund, seeks to provide capital preservation, liquidity, and current income levels that are typically higher than those provided by money market funds. The Stable Asset Fund provides liquidity on a daily basis for Plan permitted, participant-directed activity. Participants may not withdraw funds from the Stable Asset Fund for investment into options deemed to be competing with the Stable Asset Fund. Participant transfers from the Stable Asset Fund to a non-competing fund must remain in a non-competing fund for a period of ninety days before a transfer to a competing fund may be made. The Stable Asset Fund is redeemable at NAV under agreements with the underlying fund. Generally, requests for complete or partial withdrawals that are not for participant-directed activity must be given to the trustee of the Stable Asset Fund in writing one year prior to the withdrawal. However, it is possible that these redemption rights may be restricted by the fund in the future in accordance with underlying fund agreement.

Omega Flex, Inc. 401(k) Profit Sharing Plan

Notes to the Financial Statements

As of and For the Years Ended December 31, 2024 and 2023

Investments and Fair Value Measurements (continued)

Due to the nature of the investments held by the investment vehicles, changes in market conditions and the economic environment could have significantly impacted the NAV of the investment vehicles, and consequently, the fair value of the Plan’s interest in the investment vehicles. Furthermore, changes in the liquidity provisions of the funds could have significantly impacted the fair value of the Plan’s interest in the investment vehicles.

4.	Omega Flex, Inc. Stock Fund

All fund options within the Plan are intended to be participant directed, which means that each participant may invest his or her contributions, and any Company matching and profit sharing contributions in any one of the investment funds offered under the Plan from time to time. In addition to a number of funds offered by the Plan trustee, participants may elect to invest a portion of their contributions in an Omega Flex, Inc. stock fund that invests primarily in the common stock of Omega Flex, Inc. The Omega Flex, Inc. stock fund also includes the Fidelity Money Market Treasury Portfolio fund to provide liquidity. As of December 31, 2024 and 2023, the Plan held $298,029 and $470,302, respectively, of Omega Flex, Inc. common stock and $8,856 and $10,984, respectively, of Fidelity Money Market Treasury Portfolio fund in the Omega Flex, Inc. Stock Fund.

5.	Related Party Transactions

The Omega Flex, Inc. Stock Fund holds shares of Omega Flex, Inc. common stock. The Plan also permits notes receivable from participants. The Plan invests in registered investment companies and a collective investment fund managed by J.P. Morgan. Reliance Trust Company served as trustee through April 24, 2023, Empower Trust Company, LLC was named trustee effective April 24, 2023, and J.P. Morgan and Empower Institutional, an affiliate of Empower Trust Company, LLC, perform plan advisory and recordkeeping services. These transactions qualify as party-in-interest transactions.

The Plan’s service providers receive revenue from mutual fund service providers for services provided to the funds. This revenue may be used to offset certain amounts owed to these providers for administrative services provided to the Plan. If the revenue received by the service providers from such mutual fund service providers exceeds the amount owed as agreed to by the service providers and the Plan for administrative services, the service providers or their affiliates are to remit the excess to the Plan. Such amounts may be applied to pay Plan administrative expenses or allocated to the accounts of the participants.

For the years ended December 31, 2024 and 2023, approximately $52,000 and $45,000, respectively, of revenue from mutual fund service providers was deposited into the Plan and is recorded as part of the net appreciation in fair value of investments on the statements of changes in net assets available for benefits. The Plan or Plan Sponsor may make a payment to service providers or their affiliates for administrative expenses not covered by revenue sharing. For the years ended December 31, 2024 and 2023, amounts of approximately $937 and $0, respectively, were utilized to pay expenses. For the years ended December 31, 2024 and 2023, approximately $52,000 and $45,000, respectively, were credited directly to participant accounts. As of December 31, 2024, and 2023, there was approximately $16,000 and $17,000, respectively, in unallocated revenue sharing accounts available to pay Plan expenses and/or to allocate to participants.

6.	Plan Termination

The Plan has no termination date and it is the Company’s current intention to continue the Plan indefinitely. However, the Company may terminate, amend, modify or suspend the Plan at any time subject to the provisions of ERISA. In the event of a plan termination, participants would become fully vested in the balance of their accounts and the Plan assets would be distributed in accordance with the terms of the Plan.

Omega Flex, Inc. 401(k) Profit Sharing Plan

Notes to the Financial Statements

As of and For the Years Ended December 31, 2024 and 2023

7.	Tax Status of the Plan

The Plan was amended and restated effective October 8, 2021, with the adoption of a Great-West Trust Company LLC defined contribution preapproved plan. The defined contribution preapproved plan received a favorable opinion letter from the Internal Revenue Service (“IRS”) on June 30, 2020. The opinion letter stated that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the opinion letter, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2024 and 2023, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2021.

8.	Excess Contributions Payable

Contributions received from participants for 2024 and 2023 are net of payments of $22,333 and $721, respectively, made in 2025 and 2024, respectively to certain active participants to return to them excess deferral contributions as required to satisfy the relevant nondiscrimination provisions of the Plan. These amounts are also included in the Plan’s statements of net assets available for benefits as excess contributions payable as of December 31, 2024 and 2023, respectively.

9.	Plan Amendments

Effective April 24, 2023, the Plan sponsor removed Reliance Trust Company as trustee of the Plan and appointed Empower Trust Company, LLC as the trustee of the Plan.

On December 31, 2023, the Plan was amended to provide employee contributions the option to be designated as Roth contributions commencing in January 2024.

10.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500, as of December 31:

	2024	2023
Net assets available for benefits per the financial statements	$29,414,692	$27,872,903
Total employer contributions receivable	(503,748)	(518,184)
Total excess contributions payable	22,333	721
Net assets available for benefits per Form 5500	$28,933,277	$27,355,440

The following is a reconciliation of net increase in net assets available for benefits per the financial statements to the net income per the Form 5500 for the years ended December 31:

	2024	2023
Net increase in net assets available for benefits per the financial statements	$1,541,789	$3,824,560
Change in accrued income not reported on Form 5500	-	1,992
Change in total employer contributions receivable	14,436	(39,809)
Change in total excess contributions payable	21,612	(10,608)
Net income per Form 5500	$1,577,837	$3,776,135

Omega Flex, Inc. 401(k) Profit Sharing Plan

Notes to the Financial Statements

As of and For the Years Ended December 31, 2024 and 2023

11.	Subsequent Events

Effective January 1, 2025, the Plan was amended to include Flex-Trac, Inc. as a participating employer.

Management has evaluated all events or transactions that occurred through June 26, 2025, the date the financial statements were issued and determined that there are no other matters requiring adjustment to or disclosure in the accompanying financial statements and related notes, other than noted above.

SUPPLEMENTAL SCHEDULE

Omega Flex, Inc. 401(k) Profit Sharing Plan

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

As of December 31, 2024

EIN: 23-1948942 Plan #: 001

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
	Registered investment companies:
	Goldman Sachs	Large Cap Growth Insights	**	$1,138,241
*	JP Morgan	Equity Income	**	326,026
*	JP Morgan	Core Plus Bond	**	626,221
*	JP Morgan	Emerging Markets Equity	**	27,312
*	JP Morgan	Mid Cap Value	**	22,386
*	JP Morgan	Small Cap Growth	**	442,080
*	JP Morgan	SmartRetirement 2020	**	216,585
*	JP Morgan	SmartRetirement 2025	**	3,285,662
*	JP Morgan	SmartRetirement 2030	**	5,223,110
*	JP Morgan	SmartRetirement 2035	**	3,882,813
*	JP Morgan	SmartRetirement 2040	**	3,278,283
*	JP Morgan	SmartRetirement 2045	**	735,114
*	JP Morgan	SmartRetirement 2050	**	1,242,115
*	JP Morgan	SmartRetirement 2055	**	192,335
*	JP Morgan	SmartRetirement 2060	**	1,392,988
*	JP Morgan	SmartRetirement Income	**	1,968,602
	MFS	Mid Cap Growth	**	706,438
	Putnam	High Yield	**	23,600
	Schwab	International Index	**	459,155
	Schwab	S&P 500 Index	**	1,977,395
	Schwab	Small Cap Index	**	280,567
	Schwab	US Mid Cap Index	**	518,877
	Undiscovered Managers	Behavioral Value	**	3,393
	Fidelity	Money Market Treasury Portfolio	**	8,856
				27,978,154
	Collective investment fund:
*	JP Morgan	Stable Asset Income	**	226,434

	Common stock:
*	Omega Flex, Inc.	Company stock	**	298,029

*	Notes receivable from participants	Interest rates from 4.25% to 9.50% with maturities through October 2039	-	428,226

				$28,930,843

* Represents a party-in-interest to the Plan.

** All investments are participant directed; therefore, cost information has not been presented.

The accompanying notes are an integral part of this schedule.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Omega Flex, Inc. 401(k) Profit Sharing Plan

	By:	/s/ Geri Glazer
Geri Glazer
Plan Administrator
June 26, 2025

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (File No. 333-135515) on Form S-8 of our report dated June 26, 2025, appearing in this Annual Report on Form 11-K of the Omega Flex, Inc. 401(k) Profit Sharing Plan for the year ended December 31, 2024.

/s/ Bonadio & Co., LLP

June 26, 2025

Amherst, NY

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement (No. 333-135515) on Form S-8 of Omega Flex, Inc. of our report dated June 27, 2024, relating to our audit of the financial statements of Omega Flex, Inc. 401(k) Profit Sharing Plan, as of December 31, 2023 and for the year then ended, which appears in this Annual Report on Form 11-K of Omega Flex, Inc. Profit Sharing Plan for the year ended December 31, 2024.

/s/ RSM US LLP

Blue Bell, Pennsylvania

June 26, 2025

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